UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2007

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:           99¢ ONLY STORES

Former name if applicable:

Address of principal executive office (street and number):           4000 East Union Pacific Avenue

City, state and zip code:           City of Commerce, California 90023

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ _______
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

99¢ Only Stores (the "Company") is not able to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2007 within the prescribed time period without unreasonable effort or expense.  The principal reasons for the delay relate to the resources devoted by the Company to filing its Annual Report on Form 10-K for the fiscal year ended March 31, 2006, which was filed on April 2, 2007, and its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006, which were filed on April 26, 2007, May 2, 2007 and May 16, 2007, respectively.  This delayed the Company’s completion of its financial statements for the fiscal year ended March 31, 2007.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Rob Kautz	(323) 881-1293
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a net loss for the quarter ended March 31, 2007 of approximately $0.01 per share compared to a net loss of $0.02 per share for the quarter ended March 31, 2006. The Company expects net income for the fiscal year ended March 31, 2007 to be approximately $0.14 per share compared to net income of $0.16 per share for the fiscal year ended March 31, 2006.

The decrease in net loss compared to the quarter ended March 31, 2006 is primarily due to higher overall gross profit driven by lower product cost, reduction in excess and obsolete inventory, and improvement in the overall rate of shrink and scrap which has decreased in the January to March 2007 period compared to the same period in the prior year, reductions in consulting and outsourced corporate temporary labor expense, and increased interest income.  The increase in gross profit was partially offset by higher labor costs incurred in the January to March 2007 period primarily due to regulatory increases in the California and Arizona minimum wage, increased operating expenses in the 2007 period for expensing stock option compensation as now required under the new accounting standard of SFAS 123R, and increased transportation costs.

Net income in fiscal year 2007 decreased compared to fiscal year 2006 despite an increase in average store sales and average net sales per estimated saleable square foot as well as an increase in the gross profit margin.  Net income was negatively impacted by certain operating expenses increasing proportionately more than revenues in fiscal 2007.  Increases in operating expenses were primarily due to higher costs associated with operating new stores, higher consulting and professional fees associated with completing the fiscal year 2006 audit, increased operating expenses in fiscal 2007 for expensing stock option compensation now required under the new accounting standard of SFAS 123R, and increased transportation costs.

* * *

We have included statements in this filing that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act. The words “expect,” “estimate,” “anticipate,” “predict,” “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in this filing and include statements regarding the intent, belief or current expectations of the Company, its directors or officers with respect to, among other things, the results of operations for the quarter and year ended March 31, 2007. The shareholders of the Company and other readers are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this filing for the reasons discussed herein and as a result of additional information or factors that may be identified as we and our current and former independent registered public accounting firms complete the procedures required prior to filing the report which is the subject of this filing and for the reasons, among others, discussed in the reports and other documents the Company files from time to time with the Securities and Exchange Commission, including the Risk Factors contained in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

99¢ ONLY STORES

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 15, 2007	By: /s/ Eric Schiffer
Name: Eric Schiffer
Title Chief Executive Officer